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                                  EXHIBIT 99.1


                            [VALLEY BANK LETTERHEAD]


                               _____________, 1994



Shareholders of Valley Commercial Bank


Dear Shareholder:

          A Special Meeting of the Shareholders of Valley Commercial Bank ("Valley Bank") has been called for 10:00 a.m., Pacific Time, on ________________, 1994, at the offices of Valley Bank located at 615 Sixth Street, Clarkston, Washington.

          The purpose of the Special Meeting is to consider and act upon an Agreement and Plan of Reorganization (the "Plan of Reorganization") among West One Bancorp ("West One"), West One Bank, Washington ("West One-Washington") and Valley Bank.

          If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of Valley Bank into West One-Washington, a wholly-owned subsidiary of West One. Upon consummation of the Plan of Reorganization, each holder of Valley Bank's Common Stock will, upon surrender of the shareholder's stock certificate, be entitled to receive in exchange for each share held as of the effective date of the Plan of Reorganization, that number of shares of West One Common Stock calculated by dividing the $11,676,250 purchase price (plus certain accretions as described in the Plan of Reorganization) by the average closing price (as defined in the Plan of Reorganization) of West One Common Stock and by further dividing the number so reached by the number of shares of Valley Bank Common Stock issued and outstanding as of the effective date of the merger. No fractional shares of West One Common Stock will be issued. Instead, cash in an amount equal to the fractional part of a share multiplied by the average closing price of West One Common Stock (as determined under the Plan of Reorganization) will be paid to Valley Bank shareholders.

          For example, if the Plan of Reorganization had been consummated as of July __, 1994, and the average closing price of West One Common Stock was $_____ and the accretions referred to above had been $__________ as of June 30, 1994, the merger would have resulted in an exchange ratio of ___ shares of West One Common Stock for each share of Valley Bank Common Stock, or an equivalent consideration to holders of Valley Bank's Common Stock of $ ____ per share on the basis of a market price for West One Common Stock of $_____ per share on July __, 1994.

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          The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and merger and provides information concerning Valley Bank, West One-Washington, West One, and the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for you to make a decision about how to vote at the Special Meeting. Please read it carefully.

          The affirmative vote of the holders of a two-thirds majority of the issued and outstanding shares of Valley Bank is required for approval of the Plan of Reorganization. Therefore, it is important that you vote. The failure to vote will have the same effect as a vote against the merger. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

          Any shareholder may attend the Special Meeting and vote in person if he desires.

          Consummation of the Plan of Reorganization and merger is subject to approval by federal and state bank regulatory agencies and to certain other conditions, including the maintenance of Valley Bank's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the third quarter of 1994, assuming that all banking regulatory approvals are received timely.

          The Board of Directors has unanimously approved the Plan of Reorganization and determined that the merger is in the best interests of Valley Bank and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE TO PLAN OF REORGANIZATION.

          If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, West One will send you instructions describing the procedure to be followed to exchange your Valley Bank stock certificate for common stock of West One through an Exchange Agent, as defined in the Plan of Reorganization. PLEASE DO NOT SEND YOUR CERTIFICATES TO THE VALLEY BANK PRIOR TO RECEIVING THESE INSTRUCTIONS.

                                             Sincerely,


                                             _________________________
                                             Gerald D. Wilson
                                             Chairman of the Board